UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)

Lloyds Banking Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

539439109

(CUSIP Number)

Stephen Parker

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event Which Requires Filing of this Statement)

HM Treasury;

UK Financial Investments Ltd

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Lloyds Banking Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Commissioners of Her Majesty’s Treasury
4. Full name of shareholder(s) (if different from 3.):iv	The Solicitor for the Affairs of Her Majesty’s Treasury
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	6 January 2017
6. Date on which issuer notified:	6 January 2017
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of	Situation previous		Resulting situation after the triggering transaction
shares	to the triggering
transaction
if possible using	Number	Number	Number	Number of voting		% of voting rights [x]
the ISIN CODE	of	of	of shares	rights
	Shares	Voting Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
GB0008706128	4,943,698,490	4,943,698,490	4,243,603,868	4,243,603,868		5.95%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration	Exercise/	Number of voting	% of voting
instrument	date xiii	Conversion Period xiv	rights that may be	rights
acquired if the
instrument is
exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial	Exercise	Expiration	Exercise/	Number of voting rights	% of voting rights xix,
instrument	price	date xvii	Conversion	instrument refers to	xx
period xviii
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
4,243,603,868	5.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements with Her Majesty’s Treasury).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury
14. Contact name:	James Neilson
15. Contact telephone number:	020 7270 5813

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2017

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Lowri Khan

	Name:	Lowri Khan

	Title:	Director, Financial Stability (HMT)

UK Financial Investments Ltd

By:	/s/ Oliver Holbourn

	Name:	Oliver Holbourn

	Title:	Chief Executive (UKFI)